03012320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fremont Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Fremont Street
(No. and Street)

San Francisco, CA 94105
(City) (State) (Zip Code)

FEB 28 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Kinkade (415) 883-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fremont Capital, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

JAVAD FOROUZEH
Comm. # 1275601
NOTARY PUBLIC-CALIFORNIA
Marin County
My Comm. Expires Sept. 1, 2004

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of Independent Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

FREMONT CAPITAL, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION

For the year ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
Fremont Capital, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Fremont Capital, Inc., (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

FREMONT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	55,909
Investments		29,800
Total assets	$	85,709
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	8,050
Payable to a related party		3,516
Income taxes payable to parent		800
Total liabilities		12,366
Stockholder's Equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized; 50 shares issued and outstanding		1
Capital in excess of par value		199,999
Accumulated deficit		(126,657)
Total stockholder's equity		73,343
Total liabilities and stockholder's equity	$	85,709

The accompanying notes are an integral
part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

Revenue:	
Interest income	$ 719
Expenses:	
Administrative services expenses paid to related party	(29,449)
Regulatory fees	(8,534)
Consulting fees paid to related party	(10,503)
Other operating expenses	(1,776)
Loss before income taxes	(49,543)
Income taxes expense, net	(800)
Net loss	$ (50,343)

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2002

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2002	$ 1	$ 149,999	$ (76,314)	$ 73,686
Capital contribution	-	50,000	-	50,000
Net loss	-	-	(50,343)	(50,343)
Balance, December 31, 2002	$ 1	$ 199,999	$ (126,657)	$ 73,343

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (50,343)
Adjustment to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable and accrued expenses	1,050
Increase in payable to related party	3,376
Net cash used in operating activities	(45,917)
Cash flows from financing activity:	
Capital contribution	50,000
Net cash provided by financing activity	50,000
Net increase in cash and cash equivalents	4,083
Cash and cash equivalents, beginning of year	51,826
Cash and cash equivalents, end of year	$ 55,909

The accompanying notes are an integral part of these financial statements.

FREMONT CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. **Organization:**
Fremont Capital, Inc. (the Company) was incorporated in Delaware on February 9, 1993 under the name of Fremont Securities, Inc. The name was changed to Fremont Capital, Inc. effective April 9, 1993. On June 4, 1993, the Company was granted registration as a broker-dealer in securities by the Securities and Exchange Commission (SEC) pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) on July 16, 1993. The Company's primary business is acting as an agent in the placement of limited partnership interests and providing administrative services to related parties.

The Company is a wholly-owned subsidiary of Fremont Investors, Inc. (the parent).

2. **Significant Accounting Policies:**

Basis of Accounting:
Revenues and expenses related to selling interests in limited partnerships are recorded upon approval of all required documents for the limited partnership. Revenues related to providing administrative services are recorded as earned, while the related expenses are recorded as incurred.

Cash and cash equivalents:
Cash and cash equivalents consist of a demand deposit account at Wells Fargo Bank, N.A. and amounts held in a money market fund for which an affiliate acts as an advisor. The Company classifies all short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Due to the relatively short-term nature of these investments, the carrying value approximates fair value.

Financial instruments:
The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at December 31, 2002.

Investments:
Investments include NASDAQ warrants and common stock, which are not readily marketable and are valued at cost, which also represents the fair value as determined by management.

2. **Significant Accounting Policies (continued):**

Taxes on Income:

The Company is a member of a group that includes the parent and files both a consolidated federal income tax and a combined California franchise tax return. Under the tax sharing agreement with the parent, the Company's current and deferred tax liabilities are calculated as if it were a separate taxpayer, except that the effect of graduated rates is not considered.

Deferred income taxes are provided for differences between the financial and tax bases of an asset or liability that will result in taxable or deductible amounts in future years when the asset or liability is recovered or settled, respectively. A valuation allowance is recognized for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. **Investments:**

Investments are comprised of the following at December 31:

		Cost Basis
Common Stock		$13,000
Warrants		16,800
	Total Investments	$29,800

The warrants are separated into four tranches of 1,200 shares each. The exercise dates are as set forth in the following table:

	Start Date	Expiration Date	Exercise Price
Tranche 1	June 28, 2002	June 27, 2003	$13.00
Tranche 2	June 30, 2003	June 25, 2004	$14.00
Tranche 3	June 28, 2004	June 27, 2005	$15.00
Tranche 4	June 28, 2005	June 27, 2006	$16.00

Each warrant is exercisable for one share of common stock. Any warrants that expire may not be exercised at any future date.

4. **Regulatory Requirements:**

As a registered broker-dealer with the SEC and a member of the NASD, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and of a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. During 2002 the parent contributed $50,000 to maintain adequate capital. At December 31, 2002 the Company had net capital of $42,452, which was $37,452 in excess of its required net capital, and the Company's ratio of aggregate indebtedness to net capital was 0.2913 to 1.

The Company does not hold customer funds or securities and claims exemption from the provisions of Rule 15c3-3 based on Section (k)(2)(i).

5. **Related Party Transactions:**

A related party provides administrative, accounting, legal, tax and other support services under the terms of an administrative services agreement. Consulting fees pertaining to regulatory reporting are also paid by the Company to a related party.

The Company did not charge commissions or concessions on agency transactions involving the related party during 2002.

6. **Income Taxes:**

Income taxes expense is summarized as follows:

Current:		
Federal	$	-0-
State		800
	$	800
Deferred:		
Federal	$	-0-
State		-0-
	$	-0-
Total	$	800

At December 31, 2002, deferred tax assets were $20,436, while deferred tax liabilities were $1,196. Deferred tax assets are primarily attributable to state and federal net operating loss carryforwards. Management does not believe that the Company has the ability to utilize its deferred tax assets against future income and, therefore, a valuation allowance of $19,240 has been established for those net operating loss carryforwards which are not expected to be realized.

The Company's effective tax rate differs from the federal statutory rate of 35% in 2002 due primarily to the valuation allowance and state franchise taxes (net of federal tax benefit).

FREMONT CAPITAL, INC.
December 31, 2002

SUPPLEMENTARY INFORMATION

FREMONT CAPITAL, INC.

Schedule I

COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

as of December 31, 2002

Total stockholder's equity	$	73,343
Less securities not readily marketable		29,800
Less haircuts on securities owned:		
Haircut on money market funds		1,091
Net capital		42,452
Minimum net capital requirement of 6 2/3% of aggregate indebtedness ($824) or $5,000, whichever is greater		5,000
Excess net capital	$	37,452

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	8,050
Payable to related party		3,516
Income taxes payable to parent		800
Total aggregate indebtedness	$	12,366
Ratio of aggregate indebtedness to net capital		0.2913 to 1

Schedule II

FREMONT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
December 31, 2002

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2) (i).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

Not applicable.

Schedule III

FREMONT CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2002

There are no differences between the net capital computation on Schedule I and the computation per the Company's corresponding unaudited Form X-17A-5 Part 8B II-A filing.

FREMONT CAPITAL, INC.

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants
On Internal Accounting Control Required By
SEC Rule 17a-5

To the Board of Directors of
Fremont Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Fremont Capital, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In

PRICEWATERHOUSECOOPERS

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003